SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








Ryanair Holdings plc


22 October 2004


Re: Holding in Company


A Letter from Fidelity Investments dated 18 October,2004 to Ryanair Holdings plc, received by Ryanair Holdings plc on 21 October, 2004.


Section 67, Companies Act 1990

Notice of Interest in Voting Shares



ENCLOSED ARE AMENDED NOTIFICATIONS OF DISCLOSABLE INTERESTS UNDER THE IRISH COMPANIES ACT1990. PLEASE NOTE THAT WHILE THIS INFORMATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITY, THE ENCLOSED DISCLOSURE CONSTITUTES SEPARATE NOTIFICATIONS OF INTEREST WHICH HAVE BEEN COMBINED SOLELY FOR PURPOSES OF CLARITY AND EFFICIENCY. IT IS NOT INTENDED TO INDICATE THAT ANY OF THESE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.


THESE DISCLOSURES ARE MADE IN THE INTEREST OF CONFORMITY WITH THE COMPANIES ACT. THE INTEREST DETAILED HEREIN WAS ACQUIRED SOLELY FOR INVESTMENT PURPOSES. FOR DISCLOSURE PURPOSES, HOLDINGS SHOULD BE REPRESENTED AS FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES BOTH BEING NON-BENEFICIAL HOLDERS.



Amanda Phillips

Regulatory Reporting Analyst

FIL - Investment Compliance



AMENDMENT #19


NOTIFICATIONS UNDER SECTIONS  SECTION 67 - IRISH COMPANIES ACT



1. COMPANY IN WHICH SHARES ARE HELD:  RYANINAIR HOLDINGS PLC



2. NOTIFIABLE INTEREST: ORDINARY SHARES AND ADRs



   (A)    FMR CORP.

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO), INVESTMENT MANAGER OF US MUTUAL FUNDS AND FIDELITY MANAGEMENT TRUST COMPANY
(FMTC), A US STATE CHARTERES BANK WHICH ACTS AS A TRUSTEE OR INVESTMENT MANAGER OF VARIOUS PENSION AND TRUST ACCOUNTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)



   (B)   FIDELITY INTERNATIONAL LIMITED (FIL)

         P.O. BOX HM 670

         HAMILTON HMCX, BERMUDA



PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING FIDELITY INVESTMENT SERVICES LTD. (FISL),INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)



3. THE NOTIFIABLE INTERESTS ALSO COMPRISE THE NOTIFIABLE INTERST OF:

         MR. EDWARD C. JOHNSON 3d

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.



4. THESE NOTIFICATIONS OF DISCLOSABLE INTERESTS CONSTITUTE SEPARATE NOTIFICATIONS OF INTEREST IN THE SHARES AND ARE COMBINED SOLELY FOR THE PURPOSES OF CLARITY. NOTHING HEREIN SHOULD BE TAKEN TO INDICATE THAT FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OR MR, EDWARD C. JOHNSON 3d ACT AS A GROUP OR IN CONCERT IN RESPECT OF THE DISCLOSED INTERESTS, OR THAT THEY ARE REQUIRED TO SUBMIT THESE NOTIFICATIONS ON A JOINT BASIS.



5. THE DISCLOSABLE INTERESTS ARISE UNDER SECTION 67 OF THE ACT,

NAMELY WHERE A PERSON, NOT BEING THE REGISTERED HOLDER, IS ENTITLED TO EXERCISE A RIGHT CONFERRED BY THE HOLDING OF THE SHARES OR TO CONTROL THE EXERCISE OF SUCH RIGHTS, OR UNDER SECTION 203 OF THE ACT RESPECTIVELY.



Rani Jandu

REGULATORY REPORTING MANAGER, FIL - INVESTMENT COMPLIANCE

DULY AUTHORIZED UNDER POWERS OF

ATTORNEY DATED AUGUST 25, 2004 BY ERIC D. ROTTER

BY AND ON BEHALF OF FMR CORP, AND ITS

DIRECT AND INDIRECT SUBSIDIARIES, AND

FIDELITY INTERNATIONAL LIMITED

AND ITS DIRECT AND INDIRECT SUBSIDIARIES,



Schedule A



Amendment # 19



SECURITY: RYANAIR HOLDING PLC




(ORDINARY SHARES)          SHARES HELD               MANAGEMENT COMPANY         NOMINEE/REGISTERED NAME

                           627,798                   FIL                        JP Morgan Total
                           3,990                     FIL                        MSS Nominees Ltd Total
                           32,370                    FIL                        Northern Trust Total
                           7,926                     FIL                        RBS Trust Bank
                           1,528                     FIL                        State Street Bank & Trust  Total
                           210,387                   FPM                        Bankers Trust Total
                           883,999                                              TOTAL Ordinary Shares



The following number of ordinary shares held is based on the assumed conversion of 88,821,825 ADRs (5 ordinary shares for each ADRs)




  (ORDINARY SHARES)        SHARES HELD        MANAGEMENT COMPANY              NOMINEE/REGISTERED NAME

                            3,329,500                FISL                Chase Manhattan Bank London Total
                              1,500                 FMRCO                  Brown Brothers Harriman Total
                            21,207,000              FMRCO                            HSBC Total
                            47,986,785              FMRCO                Lloyds Bank Nominees Limited Total
                            3,303,550               FMRCO                        Mellon Bank Total
                            2,043,950                FMTC                         JP Morgan Total
                             250,500                 FMTC                        Mellon Bank Total
                             250,000                 FMTC                     Nortrust Nominees Total
                            2,242,500                FMTC                 State Street Bank & Trust Total
                             242,000                 FMTC                 State Street Nominees Ltd Total
                            80,857,285                                              TOTAL ADR's
Total Ordinary Shares       81,741,284
+ ARD's:
  Current ownership           10.84%
     percentage:
   Shares in issue:        754,316,100
  Change in holdings       (7,364,000)
 since last filling:
                         Ordinary shares





This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 October, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director